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January 11, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Morris and Dietrich King

Re:	Mountain Crest Acquisition Corp Revised Proxy Statement on Schedule 14A Filed December 18, 2020 File No. 001-39312

Dear Messrs. Morris and King:

On behalf of our client, Mountain Crest Acquisition Corp, a Delaware corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Revised Proxy Statement on Schedule 14A filed on December 18, 2020 (the “Proxy Statement”) contained in the Staff’s letter dated January 5, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its amendment to the Proxy Statement (the “Amended Proxy Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Proxy Statement.

Revised Proxy Statement on Schedule 14A

Background of the Business Combination, page 83

1.	We note your response to comment 3 and your revised disclosure. Please expand your disclosure to provide additional detail about the negotiations which occurred between July 7, 2020 and July 16, 2020. In this regard, we note that between these dates it appears that the structure of the deal and the proposed value of the transaction were determined. Please describe the internal and external discussions which led to your proposal and the extent to which these discussions allowed you to make an initial offer to Playboy that required minimal additional negotiation on major deal points. In addition, please describe all material legal, financial, or regulatory issues that were identified during this due diligence period (and throughout the negotiation process) and how they were addressed.

Suying Liu
Mountain Crest Acquisition Corp
January 11, 2021

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 85-87 of the Amended Proxy Statement.

2.	We note your response to comment 4 and your revised disclosure. Please confirm, it true, that material elements of the transaction, such as deal structure and consideration, did not require significant negotiations. However, if there were important areas of disagreement between the parties, please revise your discussion to highlight these disagreements and how they were resolved. We note, for example, the virtual meeting on July 16, 2020, the additional discussions which occurred in the few days following July 18, 2020, and the further refinement of the terms of the LOI which occurred between July 27, 2020 and July 29, 2020. Your revised disclosure should more specifically explain the nature of these negotiations and the changes to the terms that were made as a result.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 85-87 of the Amended Proxy Statement.

3.	We note your response to comment 5 and your revised disclosure. Please further revise the disclosure to explain why the PIPE financing was proposed, by whom, and the process by which you agreed on the material terms of the financing. In this regard, we note it is not clear how the status of the PIPE financing process led you to reduce the size of the PIPE transaction from $100M to $50M.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 85 and 87 of the Amended Proxy Statement.

Information About Playboy, page 134

4.	We note your response to comment 8 and your revised disclosure. Please revise the final paragraph on page 137 to disclose the amount of indebtedness following the reorganization.

Response: The Company acknowledges the Staff’s comment and has updated the disclosure on page 138 of the Amended Proxy Statement to include the amount of indebtedness following the reorganization.

Suying Liu
Mountain Crest Acquisition Corp
January 11, 2021

Playboy Enterprises, Inc. Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive (Loss) Income, page F-3

5.	We note your revisions to the consolidated statements of operations in response to comment 15. Please further revise to present your loss on disposals of assets in a separate line item. Refer to Rule 5-03.6 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised its consolidated statements of operations on page F-3 to present loss on disposals of assets in a separate line item.

Notes to Consolidated Financial Statements, page F-7

6.	We note your response to comments 11 and 16 stating that the repositioning and severance charges were related to the transformation of Playboy’s primary business from a print and digital media entity to a commerce business. Please explain whether the costs to eliminate employees represent termination benefits provided to employees that were involuntarily terminated under the terms of a benefit arrangement. Please also explain whether the transformational changes undertaken in the past years have affected the nature and focus of Playboy’s operations. Refer to ASC 420-10-15. Alternatively, provide the relevant disclosures discussed in ASC 420-10-50-1 and SAB Topic 5.P.4.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosures on F-29 and F-60 of the Amended Proxy Statement. The Company respectfully advises the Staff that Playboy has not exited the print and digital media business, but has reorganized and reduced that business as it explored growing the commerce business over the past few years. Playboy rebalanced its employee base in response to these changes. The commerce business experienced significant growth with Playboy's acquisition of Yandy in December 2019.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies
Impairment of Long-Lived Assets, page F-9

7.	You disclose here that you recorded no impairment charges on your definite-lived assets during the periods presented. However, on page 155, you disclose the write-off in 2018 of leasehold improvements of $3.7 million related to relocating your corporate offices. Please revise your financial statement disclosures accordingly. Refer to ASC 360-10-50.

Response: The Company acknowledges the Staff’s comment and has revised its significant accounting policy for impairment of long-lived assets to remove the statement noting that Playboy recorded no impairment charges for definite-lived assets. No additional disclosures were deemed necessary to comply with the requirements of ASC 360-10-50 as the carrying value of the leasehold improvements for the office space was fully written off and the Company does not allocate its fixed assets to reportable segments.

Suying Liu
Mountain Crest Acquisition Corp
January 11, 2021

Please do not hesitate to contact Tahra Wright at (212) 407-4122 or Mitchell Nussbaum at (212) 407-4159 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:      Tahra Wright